July 27, 2012

VIA EDGAR

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	First Investors Income Funds (File Nos. 002-89287 and 811-03967)
Responses to Comments on the Registration Statement on Form N-1A

Dear Ms. Rossotto:

The following are responses to the comments that we received from you by telephone on June 25, 2012 regarding Post-Effective Amendment No. 42 to the Registration Statement on Form N-1A (the “Registration Statement”) of First Investors Income Funds that was filed with the Securities and Exchange Commission (“SEC”) on May 10, 2012.  Your comments and the Registrant’s responses are set forth below.

The Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its Registration Statement; (2) Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its Registration Statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Prospectus

1.	Please confirm that the contractual expense arrangement discussed in footnote 2 to the Annual Fund Operating Expenses Table will be filed as an exhibit in the Fund’s next filing.

The Registrant confirms that the contractual expense arrangement will be filed as an exhibit to the Fund’s Rule 485(b) filing.

2.
Footnote 2 to the Annual Fund Operating Expenses Table states as follows: “The fee limitation and/or expense reimbursement may be terminated or amended prior to January 31, 2014 with the approval of the Fund’s Board of Trustees.” Please

Securities and Exchange Commission
July 27, 2012

confirm that the Registrant has no present intention to seek termination of the contractual expense arrangement within the first year that the Fund is in operation.

The Registrant confirms that it has no present intention to seek termination of the contractual expense arrangement within the first year that the Fund is in operation.

3.
Expense examples for Class A shares of the Fund are provided for one-year and three-year periods, assuming redemption at the end of each period.  If applicable, please also provide expense examples for one-year and three-year periods if the CDSC on Class A shares would cause such examples to be different if the shares were not redeemed at the end of each period.

The Registrant confirms that the expense examples for one-year and three-year periods if shares were not redeemed do not differ from the figures currently provided in the prospectus for the one-year and three-year periods if shares were redeemed.

4.
(a) On page 6 of the prospectus under the heading “What are the International Opportunities Bond Fund’s objective, principal investment strategies and principal risks?”, it is disclosed that, “[u]nder normal circumstances, the Fund will invest at least 80% of its net assets in bonds.”  Please include this 80% investment policy as well as the definition of bonds for purposes of the 80% investment policy in the Fund’s summary section under “Principal Investment Strategies” on page 2.

(b) Please revise the 80% investment policy to read as follows: “[u]nder normal circumstances, the Fund will invest at least 80% of its net assets (plus any borrowings for investment purposes) in bonds.”

(a) The Registrant has made the requested change.

(b) The Registrant has revised the applicable disclosure.

5.
On page 6 of the Fund’s prospectus in the summary section under “Principal Risks”, the Registrant provides disclosure regarding Supranational Risk.  Please confirm that supranational risk is a principal risk, and if so, please include the relevant parallel disclosure of investments in supranational organizations as a principal investment strategy.

The Registrant confirms that supranational risk is a principal risk.  The Registrant has included the relevant parallel disclosure of investments in supranational organizations as a principal investment strategy.

Securities and Exchange Commission
July 27, 2012

6.
On page 6 of the Fund’s prospectus in the summary section under “Principal Risks”, the Registrant provides disclosure regarding Foreign Securities Risk.  Please update such risk disclosure to apply specifically to foreign debt securities.

The Registrant has revised the applicable disclosure.

7.
On page 2 of the Fund’s prospectus in the summary section under “Principal Investment Strategies”, the Registrant states in the first paragraph that “[t]he Fund will primarily invest in sovereign debt and currencies….”  Please disclose any specific risks that are associated with investments in sovereign debt and currencies under “Principal Risks” in the Fund’s summary section.

In the Fund’s summary section under “Principal Risk”, the Registrant has included additional risk disclosure under “Foreign Securities Risk” to include specific risks associated with investments in sovereign debt.  The Registrant also has included “Currency Risk” as an additional risk under “Principal Risk” to address specific risks that are associated with investments in currencies.

8.
On page 4 of the Fund’s prospectus, in the last paragraph under the “Principal Risk” section before the “Performance” section, the Registrant provides the following disclosure: “[a]n investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.”  Pursuant to Item 4(b)(1)(iii) of Form N-1A, please confirm that the Fund is advised by or sold through an insured depository institution.

The Registrant confirms that Fund shares may be sold through an insured depository institution and therefore has retained the above disclosure.

9.
On page 11 of the Fund’s prospectus under “Fund Management in Greater Detail” – “The Fund’s Subadviser”, the specific titles of the portfolio managers of the Fund are provided.  Please also include each portfolio manager’s specific title on page 4 of the Fund’s prospectus in the Fund’s summary section under “Portfolio Manager”.

The Registrant has revised the applicable disclosure.

10.
On page 4 of the Fund’s prospectus under “Tax Information”, please add the following disclosure to the end of the sentence: “, in which case, your distribution will be taxed when withdrawn from the tax-deferred account.”

The Registrant has revised the disclosure at the end of the sentence under “Tax Information” to read as follows “, in which case the withdrawal of your investment from a tax-deferred account may be taxable.”  The Registrant believes that this disclosure is substantially similar to the disclosure requested by the Staff, and addresses the Staff’s

Securities and Exchange Commission
July 27, 2012

concern that the Registrant disclose that an investor’s distribution may be taxed when withdrawn from the investor’s tax-deferred account.

11.
On page 4 of the Fund’s prospectus, under “Payments to Broker-Dealers and Other Financial Intermediaries”, it is disclosed that “[t]he Fund is primarily sold to retail investors through its principal underwriter, First Investors Corporation” (emphasis added).  Please confirm that the Fund is primarily sold through its principal underwriter.  If the Fund is not primarily sold through its principal underwriter, please disclose that the Fund may be sold through other intermediaries and that the Fund may pay these other intermediaries to sell shares.

The Registrant confirms that currently the Fund is primarily sold through its principal underwriter, First Investors Corporation.  The extent to which the Fund may be sold through other intermediaries is not material.  Therefore, the Registrant has not included additional disclosure regarding other intermediaries.

12.
On page 6 of the Fund’s prospectus in the second paragraph under “Principal Investment Strategies” in the section “What are the International Opportunities Bond Fund’s objective, principal investment strategies and principal risks?”, the Registrant provides a definition for when the subadviser considers an issuer to be located in a developed country. Please also provide this disclosure, or an abbreviated form of this disclosure, on page 2 of the Fund’s prospectus under the section “Principal Investment Strategies.”

The Registrant has included the requested disclosure.

13.
On page 11 of the Fund’s prospectus, under “Other Information” the Registrant states that “[d]escriptions of the factors considered by the Board of Trustees in approving the foregoing Advisory and Subadvisory Agreements will be available in the Fund’s Annual Report to shareholders.”  Please specifically disclose the period to be covered by the relevant shareholder report.

The Registrant has revised the applicable disclosure.

14.
On page 11 of the Fund’s prospectus, in the third paragraph under “Other Information”, it is disclosed that the Fund has received an exemptive order from the SEC, which permits the Fund’s Adviser to enter into new or modified subadvisory agreements with existing or new subadvisers without approval of the Fund’s shareholders but subject to the approval of the Fund’s Board of Trustees.  Please modify the disclosure to state that the Trust has received the exemptive order, as opposed to the Fund.

Securities and Exchange Commission
July 27, 2012

Pursuant to General Instruction B.4.(c), the plain English requirements of Rule 421 under the Securities Act of 1933, as amended, apply to the information provided in the prospectus.  The plain English requirements provide that information must be presented in a clear, concise and understandable manner and avoid using legal terminology that would make the substance of the disclosure difficult to understand.  The Registrant believes that modifying the current disclosure to state that the “Trust” has received the exemptive order, as opposed to the “Fund”, would depart from the intention of the plain English requirements.  All other disclosure provided elsewhere in the prospectus is discussed in terms of the “Fund” and not the “Trust”.  To introduce the term “Trust” in this section would unnecessarily use legal terminology and would make the intended disclosure difficult to understand for an average or typical investor.  Therefore, the Registrant respectfully declines the Staff’s comment.

15.
On page 12 of the Fund’s prospectus, in the first paragraph under “Prior Performance of Similar Accounts Managed by Brandywine Global”, please disclose that the Bar Chart of the Composite’s Performance is shown for each of the last ten years.

The Registrant has revised the applicable disclosure.

16.
On page 12 of the Fund’s prospectus under “Prior Performance of Similar Accounts Managed by Brandywine Global”, the Registrant states that “[t]he performance information has been provided by Brandywine Global and relates to the historical performance of all accounts managed by Brandywine Global in its Composite as measured against a broad-based index.”  Please confirm that the Composite includes all accounts that are similarly managed by Brandywine Global and please modify the applicable disclosure to indicate as such.

The Registrant has obtained confirmation from Brandywine Global that the Composite includes all accounts that are similarly managed and has revised the applicable disclosure.

17.
On page 12 of the Fund’s prospectus under “Prior Performance of Similar Accounts Managed by Brandywine Global”, if any of the accounts included in the Composite pay a performance fee to Brandywine Global, please indicate as such and disclose that Brandywine Global may have different incentives in managing these accounts versus accounts that pay a management fee, such as the Fund.

The Registrant has obtained confirmation from Brandywine Global that none of the accounts in the Composite pay a performance fee to Brandywine Global.

18.	On page 12 of the Fund’s prospectus under “Prior Performance of Similar Accounts Managed by Brandywine Global”, please indicate in the second paragraph that the

Securities and Exchange Commission
July 27, 2012

Composite returns are before taxes, and that performance would have been lower if taxes were included.

The Registrant has obtained confirmation from Brandywine Global that the Composite returns are before U.S. Federal taxes and has revised the applicable disclosure to state that performance would have been lower if taxes were included.

19.
On page 12 of the Fund’s prospectus, under “Prior Performance of Similar Accounts Managed by Brandywine Global”, the Registrant states that “[n]et of fee returns reflect the deduction of trading expenses and the highest investment management fees charged within the Composite membership.”  Please confirm that the performance of the Composite is shown net of all actual fees and expenses, and provide disclosure stating as such.

As disclosed, the net of fee returns reflect the deduction of trading expenses and the highest investment management fees charged within the Composite membership.  Brandywine Global has confirmed that it does not have access to all of the expense information, such as custodian expenses, for the separately managed accounts that are included in the Composite.  Therefore, Brandywine Global has shown, as disclosed, performance of the Composite net of all determinable expenses, which include all management fees and trading expenses.

20.
On page 12 of the Fund’s prospectus under “Prior Performance of Similar Accounts Managed by Brandywine Global”, the last paragraph states that the method of calculating the performance of the Composite may result in an average annual total return for the Composite that may be higher than that derived from the SEC’s standardized methodology that will be used to calculate the Fund’s performance.  If the method of calculating the Composite will result in higher average annual total returns then please state as such.  If the method of calculating the Composite would not result in higher average annual total returns then please explain supplementaly why this is not the case.

The Registrant has added the requested disclosure.

21.
On page 13 of the Fund’s prospectus in the “Average Annual Total Returns for Periods Ended March 31, 2012” table, please include as part of the parenthetical in the row relating to the Composite performance in the first column that the returns of the Composite are before taxes.

The Registrant has added the requested disclosure.

22.	On page 13 of the Fund’s prospectus in the “Average Annual Total Returns for Periods Ended March 31, 2012” table, please include the following parenthetical in

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July 27, 2012

the row relating to the Index performance in the first column next to the “Citigroup World Government Bond ex-U.S. Index”: “(reflects no deduction for fees, expenses or taxes)”.

The Registrant has included the requested disclosure.

23.
On page 15 of the Fund’s prospectus in the last paragraph of the section “How and when does the Fund price its shares?”, the Registrant states that “[b]ecause foreign markets may be open for trading on days that the U.S. markets are closed, the values of securities held by the Fund that trade in markets outside the United States may fluctuate on days that the Fund is not open for business.”  Please also state that this may result in the Fund’s portfolio investment being affected when a shareholder may be unable to purchase or redeem shares.

The Registrant has revised the applicable disclosure.

24.
On page 20 of the Fund’s prospectus in the last paragraph under “What are the sales charges?”, please disclose that because Rule 12b-1 fees are paid out of the Fund’s assets on an on-going basis, over time these fees will increase the cost of a shareholder’s investment and may cost the shareholder more than paying other types of sales charges.

The Registrant has added the applicable disclosure.

Statement of Additional Information

25.	On page I-4 of the Fund’s SAI in the last column of the “Trustees and Officers” chart, please add “during the past five years” after “Other Trusteeships/Directorships Held.”

The Registrant has revised the applicable disclosure.

26.
On page I-9 of the Fund’s SAI under “Potential Conflicts of Interest in Other Managed Accounts as of March 31, 2012”, it is disclosed that “Brandywine Global believes that there are no material conflicts of interest that arise in connection with its simultaneous management of its various portfolios.”  Please modify this disclosure to indicate possible conflicts of interest or note that Brandywine Global has adopted policies and procedures to address possible conflicts of interest.

The Registrant has revised the applicable disclosure.

Securities and Exchange Commission
July 27, 2012

27.
On page I-B-1 of the Fund’s SAI under “Investment Policies of the Fund”, the Registrant states in the fundamental policies numbered 1 through 3 that the Fund may not borrow money, issue senior securities or make loans, except to the extent permitted by the 1940 Act, the rules and regulations thereunder and any applicable exemptive relief.  Either within the fundamental policies numbered 1 through 3, or separately, please provide an explanation of what is permitted under the 1940 Act for each of these fundamental policies.

The Registrant has added disclosure that provides an explanation of what is permitted under the 1940 Act in connection with the Fund’s fundamental policies regarding borrowing, issuing senior securities, and making loans.

28.
On page I-B-1 of the Fund’s SAI under “Investment Policies of the Fund”, the Registrant states in the fundamental policies numbered 1 through 3 that the Fund may not borrow money, issue senior securities or make loans except to the extent permitted by the 1940 Act, the rules and regulations thereunder and any applicable exemptive relief.  With respect to the fundamental policies numbered 1 through 3, please disclose whether, as of the date of the SAI, the Fund has applied for exemptive relief.  Please also disclose that the Fund may apply for exemptive relief in the future and that there can be no assurance that the SEC will grant such relief.

Under “Investment Policies of the Fund”, the Registrant provides disclosure regarding the Fund’s fundamental policies, as required by Item 16(c) of Form N-1A.  The Fund has not currently applied for any exemptive relief regarding its fundamental policies numbered 1 through 3, and has therefore not provided any related disclosure, as such disclosure is not required by Item 16.  Providing negative disclosure regarding activities that the Fund is not engaging in departs from General Instruction C.1.(c) of Form N-1A.  Pursuant to General Instruction C.1.(c), responses to the Items in Form N-1A should be as simple and direct as reasonably possible and should include only as much information as necessary to enable an average or typical investor to understand the particular characteristics of the Fund.  In the case where a Fund has not even applied for exemptive relief, the additional information regarding future possible exemptive relief and the possible SEC actions regarding such relief is more information than necessary to enable an average or typical investor to understand the particular characteristics of the Fund.  Therefore, the Registrant respectfully declines the Staff’s comment.

29.
On page II-13 of the Fund’s SAI under “Restricted and Illiquid Securities”, please provide disclosure regarding the requirement that the Fund may not hold more than 15% of its net assets in illiquid securities.

The Registrant has provided the requested disclosure.

Securities and Exchange Commission
July 27, 2012

30.
On page II-24 of the Fund’s SAI, under Portfolio Holdings Disclosure, pursuant to Item 16(f)(1)(vi) of Form N-1A, please provide disclosure regarding the procedures that the Fund uses to ensure that disclosure of information about portfolio securities are in the best interest of Fund shareholders, including procedures to address conflicts between the interests of Fund shareholders, on the one hand, and those of the Fund’s investment adviser; principal underwriter; or any affiliated person of the Fund, its investment adviser, or its principal underwriter, on the other.

The Registrant has provided the disclosure regarding portfolio holdings as required by Item 16(f) of Form N-1A.  The Registrant confirms that it believes its portfolio holdings policies and procedures are in the best interests of Fund shareholders and that it includes procedures to address conflicts between the interests of Fund shareholders, on the one hand, and those of the Fund’s investment adviser; principal underwriter; or any affiliated person of the Fund, its investment adviser, or its principal underwriter, on the other.  In the event that a conflict of interest exists between the Fund shareholders and other interested parties, and it is not addressed by the Fund’s portfolio holdings policies and procedures, the policies and procedures are written in such a way that such conflicts would be brought to the Board of Trustees for review.

31.
In the last paragraph on page II-29 of the Fund’s SAI under “Leadership Structure and Oversight Responsibilities”, pursuant to Item 17(b)(10) please modify the  disclosure regarding each trustee’s specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as trustee for the Fund to specifically take into account the Fund’s business and structure.

The Registrant has revised the applicable disclosure.

32.	On page II-31 of the Fund’s SAI, under “Distribution Plans”, please list the principal types of activities for which payments under the Distribution Plan will be made.

The Registrant has included the requested disclosure.

*           *           *           *

Securities and Exchange Commission
July 27, 2012

If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9187.

Sincerely,

/s/ Francine J. Rosenberger

Francine J. Rosenberger

cc:           Mary Carty
Assistant Counsel, First Investors Management Company, Inc.

                Russell Shepherd
Assistant Counsel, First Investors Corporation

                Derek Burke
President, First Investors Management Company, Inc.

                Christopher H. Pinkerton
President, First Investors Income Funds

                Larry Lavoie
Chief Legal and Regulatory Officer, First Investors Consolidated Corporation